[redacted]

14040151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-41426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBR Capital Markets & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North, Suite 1100
(No. and Street)

Arlington, Virginia 22209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle R. Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard, McLean, Virginia 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/27

OATH OR AFFIRMATION

I, Bradley J. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Capital Markets & Co., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Embossed Hereon Is My
Commonwealth Of Virginia Notary Public Seal
My Commission Expires October 31, 2015
ANN MARIE PULSCH

Signature

EVP, CFO & Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBR Capital Markets & Co.

Statement of Financial Condition
December 31, 2013

FBR Capital Markets & Co.

Index

December 31, 2013

pwc

Independent Auditor's Report

To The Board of Directors of
FBR Capital Markets & Co.:

We have audited the accompanying Statement of Financial Condition of FBR Capital Markets & Co. (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a Statement of Financial Condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement of Financial Condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the Statement of Financial Condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the Statement of Financial Condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement of Financial Condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of FBR Capital Markets & Co. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 1, 2014

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

FBR Capital Markets & Co.

Statement of Financial Condition

December 31, 2013
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	187,706
Receivables:		
Due from affiliates		2,224
Investment banking		3,920
Other		864
Trading account securities, at fair value		58,197
Investment securities, at fair value		4,055
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		3,286
Deferred tax assets		26,188
Prepaid expenses and other assets		5,609
Total assets	$	292,049
Liabilities and Shareholder's Equity		
Liabilities		
Due to clearing broker	$	3,995
Trading account securities sold but not yet purchased, at fair value		42,241
Accrued compensation and benefits		58,490
Accounts payable and accrued expenses		8,194
Due to affiliate		3,979
Total liabilities		116,899
Commitments and Contingencies (Note 8)		
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		1
Additional paid-in capital		172,768
Retained earnings		2,381
Total shareholder's equity		175,150
Total liabilities and shareholder's equity	$	292,049

The accompanying notes are an integral part of this financial statement.

FBR Capital Markets & Co.

Notes to Statement of Financial Condition

December 31, 2013
(Dollars in thousands)

Note 1. Organization and Nature of Operations:

FBR Capital Markets & Co. ("the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly-owned subsidiary of FBR Capital Markets Holdings, Inc. ("FBR CMH"), which is a wholly-owned subsidiary of FBR & Co.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statement. Although the Company bases its estimates and assumptions on historical experience and market information (when available), and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts, and highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. As of December 31, 2013, approximately 97% of the Company's cash equivalents are invested in money market funds that invest primarily in U.S. Treasuries and other securities backed by the U.S. government. The Company holds cash in financial institutions in excess of FDIC insured limits, the Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Trading Account and Investment Securities

Trading account and investment securities and trading account securities sold but not yet purchased are recorded on the trade-date and carried at fair value.

Fair Value of Financial Instruments

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3) as described below:

Level 1 Inputs —Unadjusted quoted prices in active markets for identical assets or liabilities that is accessible by the Company;

Level 2 Inputs —Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Inputs —Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.

The Company determines fair values for the following assets and liabilities:

Equity securities, listed options and warrants—The Company classifies marketable equity securities and listed options within Level 1 of the fair value hierarchy because quoted market prices are used to value these securities. Non-public equity securities are classified within Level 3 of the fair value hierarchy if enterprise values are used to value these securities. In determining the enterprise value, the Company analyzes various financial, performance and market factors to estimate the value, including where applicable over-the-counter market trading activity. Warrants to purchase public equity securities are classified as Level 3 as a Black-Scholes valuation model is used to value these securities.

Convertible and fixed income debt instruments—The Company classifies convertible and fixed income debt instruments within Level 2 of the fair value hierarchy as they are valued using quoted market prices provided by a broker or dealer, or alternative pricing services that provide reasonable levels of price transparency.

Other—The carrying amount of cash and cash equivalents, non-interest bearing receivables and due to clearing broker approximate fair value given the short-term nature of these items and/or minimal credit risk. These items are classified as Level 1 within the fair value hierarchy.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2013	
	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$ 187,706	$ 187,706
Non-interest bearing receivables	7,008	7,008
Trading account securities	58,197	58,197
Investment securities	4,055	4,055
Financial Liabilities		
Due to clearing broker	3,995	3,995
Trading account securities sold but not yet purchased	$ 42,241	$ 42,241

Furniture, Equipment, Software and Leasehold Improvements

Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Amortization of purchased software is recorded over the estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

Payable to Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents amounts payable for unsettled securities purchased by the Company, amounts payable for clearing costs and other settlement charges, less proceeds receivable from unsettled securities sold, the Company's clearing deposit and amounts receivable for commissions. The amount payable is fully collateralized by securities owned by the Company and held at the clearing broker.

Income Taxes

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on the Company's evaluation and its consideration of the criteria in ASC 740, "Income Taxes" ("ASC 740"), it is more likely than not that they will not be realized. The Company joins in the filing of a consolidated federal income tax return with FBR & Co. The Company's current income tax benefit is calculated based on the benefits for loss tax allocation method.

Recent Accounting Pronouncements

In December 2011, the FASB amended its guidance for disclosure of assets and liabilities netted for financial statement purposes. This guidance was subsequently amended in January 2013 to clarify that its scope includes only certain financial instruments that are either offset on the balance sheet or are subject to an enforceable master netting arrangement or similar agreement. These amendments are designed to enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either offset in accordance with current standards or subject to an enforceable master netting arrangement or similar agreement. The disclosure enhancements include providing in the notes to the financial statements the gross assets and gross liabilities recognized on the balance sheet, those amounts netted in accordance with current standards, those net positions subject to an enforceable master netting arrangement or similar agreement, and the net positions presented on the balance sheet. This information should be presented in a tabular format. This amendment became effective for annual reporting periods beginning January 1, 2013 and interim periods within those annual reporting periods. The adoption of this guidance did not have any effect on our disclosures, financial condition, results of operations or cash flows.

In July 2013, the FASB issued Accounting Standards Update 2013-11, Income Taxes (Topic 740), "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists." This standard requires the netting of unrecognized tax benefits against a deferred tax asset for a loss or other carry-forward that would apply in settlement of the uncertain tax positions. Under the new standard, unrecognized tax benefits will be netted against all available same- jurisdiction loss or other tax carry-forward that would be utilized, rather than only against carry-forwards that are created by the unrecognized tax benefits. This standard will be effective for the Company beginning on January 1, 2014. We do not expect that adoption of this guidance will have a significant effect on our disclosures, financial condition, results of operations or cash flows.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR & Co. and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition and statement of operations may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2013, FBR & Co. allocated to the Company certain overhead costs related to various corporate governance activities. In addition, the Company allocated to FBR & Co. and other affiliates certain costs representing allocations for the use by these entities of various support services administered by the Company.

Receivables and Payables

Administrative and other services provided by the Company to, or received from, FBR & Co. and its other subsidiaries may result in amounts due from or due to affiliates. In addition, in certain circumstances, FBR & Co. may advance excess cash it holds to the Company to be used in the Company's operations. During 2013, the Company incurred $259 of interest expense related to these advances and as of December 31, 2013, all outstanding advances have been repaid.

Due from affiliates consisted of the following as of:

	December 31, 2013
Receivable from FBR & Co.	$ 2,094
Receivable from other affiliates	130
	$ 2,224

Due to affiliates consisted of the following as of:

	December 31, 2013
Income tax payable to FBR & Co.	$ 3,979
	$ 3,979

The income tax payable to FBR & Co. represents a tax benefit recorded on a separate company basis that is due to FBR & Co. in accordance with the tax sharing arrangement (see Note 6).

Note 4. Trading Account and Investment Securities:

The following tables set forth, by level within the fair value hierarchy, financial instruments and long-term investments accounted for under ASC 820 as of December 31, 2013. As required by ASC 820, assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Items Measured at Fair Value on a Recurring Basis

	December 31, 2013	Level 1	Level 2	Level 3
Trading account securities, at fair value				
Marketable and non-public equity securities	$ 25,402	$ 22,054	$ -	$ 3,348
Listed options	771	771	-	-
Convertible and fixed income debt securities	32,024	-	32,024	-
Total	$ 58,197	$ 22,825	$ 32,024	$ 3,348
Trading account securities sold but not yet purchased, at fair value				
Marketable and non-public equity securities	$ 35,720	$ 34,221	$ -	$ 1,499
Listed options	354	354	-	-
Convertible and fixed income debt securities	6,167	-	6,167	-
Total	$ 42,241	$ 34,575	$ 6,167	$ 1,499
Investment securities, at fair value				
Marketable and non-public equity securities	$ 2,059	$ 902	$ -	$ 1,157
Warrants	1,996	-	-	1,996
Total	$ 4,055	$ 902	$ -	$ 3,153

As of December 31, 2013, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $6,501, or 2.2% of the Company's total assets at that date. Financial liabilities measured and reported at fair value on a recurring basis and classified within Level 3 were $1,499, or 1.3% of the Company's total liabilities as of December 31, 2013. Regarding these Level 3 financial assets and liabilities, in determining fair value, the Company analyzes various financial, performance and market factors to estimate the value, including where applicable, over-the-counter market trading activity. The following table provides the valuation technique and unobservable inputs primarily used in assessing the value of these securities as of December 31, 2013:

Valuation Technique	Fair Value	Unobservable Input	Range	Weighted Average
Market approach-assets	$ 4,505	Over-the-counter trading activity	$0.77 - $19.00/share	$ 11.84
Market approach-liabilities	$ 1,499	Over-the-counter trading activity	$65.15/share	$ 65.15
Black-Scholes-assets	$ 1,996	Volatility	30%	30%
		Dividend Yield	0%	0%
		Interest Rate	2.9%	2.9%

For those non-public equity securities valued using a market approach, adverse industry market conditions or events experienced by the underlying entities could result in lower over-the-counter trading prices for the securities. Such lower trading prices would result in a decline in the estimated fair value of these assets. An increase in the trading prices of trading securities sold but not yet purchased would result in an increase in the estimated fair value of these liabilities. For warrants valued using Black-Scholes, adverse industry market conditions or events experienced by this entity could result in a lower trading price for the underlying equity security and therefore a lower value of this warrant. A reduction in the estimated volatility would also result in a lower value of the warrant.

There were no transfers of securities in to, or out of, Level 2 financial assets during the year ended December 31, 2013. During the year ended December 31, 2013, two transfers were made out of Level 3 and into Level 1 for equity securities that were previously non-public and during the period became publicly traded.

Items Measured at Fair Value on a Non-Recurring Basis

In addition, the Company may also measure certain financial and other assets at fair value on a non-recurring basis. Adjustments to the fair value of these assets usually result from the write downs of individual assets. Due to the nature of these assets, in determining value the Company would analyze various financial, performance and market factors to estimate the fair value. As a result, these assets would be classified within Level 3 of the fair value hierarchy. As of December 31, 2013, the Company held no financial or other assets measured at fair value on a non-recurring basis.

Note 5. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, were as follows:

	December 31, 2013
Furniture and equipment	$ 13,000
Software	8,192
Leasehold improvements	16,277
	37,469
Less - accumulated depreciation and amortization	34,183
	$ 3,286

FBR Capital Markets & Co.

Notes to Statement of Financial Condition

December 31, 2013

Note 6. Income Taxes:

The Company joins in the filing of a consolidated federal income tax return with FBR & Co. The Company's current income tax benefit is calculated based on the benefits for loss income tax allocation method pursuant to the Company's tax sharing arrangement with FBR & Co.

Deferred tax assets and liabilities consisted of the following as of December 31, 2013:

Compensation	$	17,017
Depreciation and amortization		5,670
Net operating loss - federal, state & local		3,876
Other, net		(375)
Total deferred tax asset	$	26,188

As of December 31, 2013, the Company had no federal net operating losses remaining. The Company had state net operating loss carryovers of $5,963 on a tax effected basis excluding the effect of federal offset. The state net operating loss carryovers begin to expire in 2028.

As of December 31, 2012, the Company provided a full valuation allowance against its net deferred tax assets since, based on the application of the criteria in ASC 740, it concluded that it was more likely than not that the benefits of these assets would not be realized in the future. Following the criteria in ASC 740, the Company reviews this valuation allowance on a quarterly basis assessing the positive and negative evidence to determine if it is more likely than not that some or all of the deferred tax assets will be realized. During 2013, the Company determined that the release of this valuation allowance was appropriate. This conclusion was based on management's consideration of various factors, including the Company's improved operating performance, its cumulative operating results over the prior twelve quarters and the outlook regarding the Company's prospective operating performance.

FBR & Co. is not currently under audit related to its federal income tax returns. As of December 31, 2013, tax years subsequent to December 31, 2008 remain open under the federal statute of limitations due to net operating loss carrybacks. As of December 31, 2013, tax years subsequent to December 31, 2007 remain open for the Company's significant state jurisdictions. The Company is currently under audit in New York state for the tax years 2008 through 2010. As of December 31, 2013, the Company has no liability for uncertain tax positions.

Note 7. Regulatory Capital Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the minimum net capital requirements promulgated by the SEC. As of December 31, 2013, the Company had net capital of $108,983 which was $104,006 in excess of its required net capital of $4,977.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on section k(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Company does not carry or hold any customer funds or securities.

Note 8. Commitments and Contingencies:

The Company has contractual obligations to make future payments in connection with non-cancelable lease agreements. The following table sets forth these contractual obligations by fiscal year:

	2014	2015	2016	2017	2018	Thereafter	Total
Minimum rental commitments for the Company's leases	$ 8,271	$ 2,256	$ 4,605	$ 4,313	$ 3,391	$ 22,488	$ 45,324

Litigation

As of December 31, 2013, except as described below, the Company was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. The Company has been named as a defendant in a small number of civil lawsuits relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in a small number of securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to the Company or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

The Company has been named a defendant in the putative class action lawsuit MHC Mutual Conversion Fund, L.P. v. United Western Bancorp, Inc., et al. pending in the United States District Court for the District of Colorado. The complaint, filed in March 2011 against United Western Bancorp, Inc. (the "Bank"), its officers and directors, underwriters and outside auditors, alleges material misrepresentations and omissions in the registration statement and prospectus issued in connection with the Bank's September 2009 offering. The complaint alleges claims under Sections 11 and 12 of the Securities Act against the lead underwriter of the offering and the Company as a member of the underwriting syndicate. Although the Company is contractually entitled to be indemnified by the Bank in connection with this lawsuit, the Bank filed for bankruptcy on March 5, 2012 and this likely will decrease or eliminate the value of the indemnity that the Company receives from the Bank. On December 19, 2012 the Court granted Defendants' motion to dismiss the class action complaint with prejudice and entered final judgment for the underwriters. Class plaintiffs filed a timely notice of appeal to the 10th Circuit Court of Appeals, challenging the District Court's findings; briefing on the appeal is complete and oral argument was heard on September 26, 2013. The 10th Circuit Court of Appeals ruling on this appeal is pending.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. The pending case discussed above involving the Company is at a preliminary stage, based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2013.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self regulatory organizations involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect its financial condition, operating results and liquidity.

Other

In February 2012, pursuant to a compensation plan, the Company granted certain employees an interest in a pool of assets valued at $3,000. The individual awards are subject to a 4 year cliff vesting requirement based on continued service. The terms of the compensation plan provide that any forfeited awards be reallocated to remaining award recipients and that the total value of the asset pool at the date of vesting be distributed. The specific assets in the pool may change over the vesting period and the Company may settle the awards in cash. The value of the asset pool was $3,345 as of December 31, 2013.

Note 9. Off-Balance-Sheet Risk and Other Risk:

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading account securities. The Company's trading securities are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to manage market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and convertible debt transactions.

Positions taken and commitments made by the Company, including those made in connection with investment banking activities, may result in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments. As part of its trading activities, the Company may sell securities it does not currently own. When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be realized upon the termination of the short sale. Trading account securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices. These transactions when unrelated to over-allotments result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the statement of financial condition.

Credit Risk

The Company functions as an introducing brokers that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's financial condition.

Through indemnification provisions in agreements with the Company's clearing organization, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company's equity and debt investments may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these investments expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 10. Subsequent Events:

The Company has evaluated and determined that no events or transactions occurred after December 31, 2013 that would require recognition or disclosure in these financial statements.